April 12, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX 604-682-1482

Ms. Carol Shaw
Chief Financial Officer
Infotec Business Systems, Inc.
230 – 1122 Mainland Street
Vancouver, BC V6B 5L1

> **RE   Infotec Business Systems, Inc.**
> **Form 10-KSB for the year ended April 30, 2006**
> **Filed December 1, 2006**
> **File No. 333-90618**

Dear Ms. Shaw:

We have reviewed your letter filed on March 23, 2007 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2. Reorganization, page F-6

1.   We have reviewed your response to our prior comment number two. In your response, you indicate that you have accounted for the transaction as a purchase in accordance with SFAS 141. However, you disclose in your footnotes that, "the acquisition was from an affiliate and accordingly, the acquisition of tangible assets has been reflected at the historical cost of the assets to the affiliated proprietor of $76,742." Given that the transaction was not accounted for as a reorganization of entities under common control, explain to us how you determined it would be appropriate to record the assets and liabilities acquired at the historical cost of the previous owner.

4. Summary of Significant Accounting Policies

(e) Goodwill and Other Intangible Assets, page F-7

2.   We have reviewed your response to our prior comment number three. We reissue
        our prior comment in that we note from your disclosure that you review goodwill
        for impairment "at such times as changes in the underlying assumptions as to the
        future value of goodwill arise." In future filings, revise your policy footnote to
        indicate, if true, that goodwill is tested for impairment *at least annually*.
        Reference is made to paragraph 26 of SFAS 142. Additionally, tell us, and revise
        your disclosure in future filings to describe, the method used by the Company to
        test goodwill for impairment. Refer to paragraphs 19 – 22 of SFAS 142.

                                    *   *   *   *

Please respond to the comment within 10 business days or tell us when you will provide
us with a response. Please file your response on EDGAR. If you have any questions, you
may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3438.

                        Sincerely,

                        Robert F. Telewicz
                        Senior Staff Accountant